EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation	Relationship to Registrant

CorVel Health Care Organization	California	wholly-owned subsidiary

CorVel Healthcare Corporation	California	wholly-owned subsidiary

CorVel Enterprise Comp, Inc. of New York	New York	wholly-owned subsidiary

CorVel Enterprise Comp, Inc.	Delaware	wholly-owned subsidiary

CorVel IME Corporation	New York	wholly-owned subsidiary

CareIQ, Inc.	Minnesota	wholly-owned subsidiary

CorVel Ohio MCO, Inc.	Ohio	wholly-owned subsidiary

CorVel NY IPA, Inc.	New York	wholly-owned subsidiary

CorVel Rehabilitation Services, Inc.	Minnesota	wholly-owned subsidiary

Symbeo, Inc.	Delaware	wholly-owned subsidiary

CorVel Enterprise Comp, Inc. of Canada	Delaware	wholly-owned subsidiary